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FEB 29 2012

Washington, DC
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12013841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutwater Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk (City) New York (State) 10504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ahsan Chaudhri 914-765-3383 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

Cutwater Asset Management Corp.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2011
Available for Public Inspection

Cutwater Asset Management Corp.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2011
Available for Public Inspection

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutwater Asset Management Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY ANN GOLDBERG
Notary Public, State of New York
No. 01GO6145220
Qualified in Westchester County
Commission Expires May 1, 2014

Signature

CEO & CIO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cutwater Asset Management Corp.
Index to Statement of Financial Condition
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
Cutwater Asset Management Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cutwater Asset Management Corp. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cutwater Asset Management Corp.
Statement of Financial Condition
December 31, 2011

(In thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	15,733
Investments at fair value		185
Accounts receivable		1,030
Receivable from affiliates		62
Deferred tax asset		1,447
Fixed assets (net of accumulated depreciation and amortization of $2,209)		301
Total Assets	$	18,758
Liabilities and Shareholder's Equity		
Liabilities		
Deferred compensation	$	1,332
Payable to affiliates		96
Accounts payable and accrued expenses		133
Income taxes payable		1,569
Total Liabilities		3,130
Shareholder's Equity		15,628
Total Liabilities and Shareholder's Equity	$	18,758

The accompanying notes are an integral part of this statement of financial condition.

Note 1: Business and Organization

Cutwater Asset Management Corp. ("Cutwater–AMC" or the "Company"), is a wholly owned subsidiary of Cutwater Holdings, LLC ("Cutwater"), which is a wholly owned subsidiary of MBIA Inc. ("MBIA"). MBIA provides a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to third-party institutional clients. The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

Cutwater conducts its domestic business through three separate investment advisor entities. In order to provide operational efficiencies, Cutwater's long-term goal is to consolidate its advisory businesses into one flagship entity, which management has determined will be Cutwater Investor Services Corp. ("C-ISC"). A major step toward accomplishing this goal was to migrate all employees of the Company and Cutwater Colorado Investor Services Corporation ("C-CISC") to C-ISC in 2011. Effective January 1, 2011, all employees in the Company and C-CISC were transferred to C-ISC. Refer to "Note 7: Related Parties" for further information.

Note 2: Significant Accounting Policies

Basis of Presentation
The statement of financial condition of the Company has been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates. The Company's significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents are highly liquid and have original maturities of less than ninety days. The Company's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Company's statement of financial condition at cost, which approximates fair value.

Investments
The Company's investments consist of investments in a mutual fund and common stocks. The investments in the mutual fund and common stocks are recorded on trade date, as if they had settled, and are reported in the Statement of Financial Condition at fair value.

Investment Management Fees
The Company recognizes fee revenue as services are performed, which are generally on a pro-rata basis over the term of a contract with a client.

Employee Benefits
During 2010, the Board of Managers of Cutwater established the Cutwater Asset Management Equity Participation Plan (the "Plan"). The purpose of the Plan is to promote the interests of Cutwater and its equity security holders and is designed to provide to certain employees, compensation which is linked to the value of Cutwater by the grant of equity participation units. The Plan requires that management make an estimate of the future obligations and record that amount on a straight-line basis over the expected vesting period of the Plan. Refer to "Note 5: Employee Benefits" for further information.

Fixed Assets
Fixed Assets consist of furniture, fixtures, computer equipment and computer software that are carried at cost, net of accumulated depreciation and amortization. All fixed assets are depreciated and amortized over the appropriate useful life of the asset using the straight-line method.
The useful lives by class of asset for the Company are as follows:

Computer Equipment and Software	3 - 5 years
Furniture and Fixtures	5 - 8 years

When the Company sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts.

Concentration of Credit and Business Risk
The Company's principal business activity is to manage investments on behalf of third party clients. The Company is inherently subject to market fluctuations affecting its clients' portfolios in the conduct of its business.

The concentration of credit risk with respect to accounts receivable from unrelated parties is generally limited due to the short payment terms extended to clients by the Company. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs, collections and current credit conditions. At December 31, 2011, no allowance for doubtful accounts was deemed necessary.

Commitments and Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Income Taxes
The Company is included in the consolidated tax return of MBIA. The tax provision for the Company for financial purposes is determined on a stand alone basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company establishes a valuation allowance against its deferred tax asset when it is more likely than not that all or a portion of the deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends, in part, on the existence of sufficient taxable income within the carryforward period available under the tax law.

Fair Value Measurement
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of

a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Fair value is based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant inputs to the fair value of the asset or liability.

Note 3: Recent Accounting Pronouncements

Recent Accounting Developments:

Fair Value Measurements
In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements," to require additional disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The standard also clarifies existing disclosures about the level of disaggregation, valuation techniques and inputs to fair value measurements. The standard was effective for the Company for reporting periods beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales issuances and settlements on a gross basis, which was effective for the Company as of reporting periods beginning January 1, 2011.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The amendments to this update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the pronouncement should not result in a change in the application of the requirements in ASC 820. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The standard is effective for the Company for reporting periods beginning January 1, 2012. Adoption of this guidance is not expected to materially affect the Company's statement of financial condition or presentation of the notes to the statement of financial condition.

Note 4: Fair Value Measurement

The following table presents the composition of the Company's investments as of December 31, 2011:

In thousands

	Fair Value
Mutual Fund	$ 170
Common Stocks	15
	$ 185

The fair values of the investments of the Company are calculated using quoted prices obtained from a nationally recognized exchange. As these prices are readily and regularly available and are derived

from actual transactions, the Company classifies these investments as "Level 1" in accordance with accounting for fair value measurements and disclosures. There are no investments characterized as Level 2 or Level 3 as of and for the year ended December 31, 2011.

All assets and liabilities of the Company which qualify as financial instruments are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short term nature and creditworthiness of such instruments.

Note 5: Employee Benefits

The Company records a compensation accrual associated with the Plan, as discussed in Note 2. The accrual relates to eligible individuals who were employees of the Company as of December 31, 2010. The purpose of the Plan is to promote the interests of Cutwater and its equity security holders as a part of Cutwater and is designed to provide compensation linked to the value of Cutwater by the grant of equity participation units. The Plan requires that management make an estimate of the future obligations and record that amount on a straight-line basis over the expected vesting period of the Plan. The actual obligation under the Plan is provided by a formula which uses several factors including the taxable income before income taxes of Cutwater over the vesting period (subject to certain adjustments as provided in the Plan), actual dividends paid by Cutwater during the vesting period, and the par amount of guaranteed investment contracts and medium term notes outstanding in the Asset Liability Management program that is managed by Cutwater on the vesting date. These factors are not currently known. The factors which are expected to have the greatest impact on the obligation are adjusted taxable income before income taxes for the years 2014 and 2013. These will not be determined for several years and they could vary significantly based on market conditions and Cutwater's business results. Additionally, while it is expected that the Plan will vest at the end of 2014, there are certain factors that could cause the Plan to vest earlier for either some or all of the participants.

The approach used was to estimate the operating results of Cutwater and other relevant measures on a consolidated basis for the relevant years per the Plan agreement to determine the accrual needed. While management believes this is a reasonable method to estimate the future obligation, the actual amount due under the Plan could differ materially from this estimate.

Each equity participation unit in the Plan represents the contractual right to receive cash payments based on the value of Cutwater. These grants have a restriction period lasting five years, after which time the awards fully vest providing the participant is continuously employed by the Company or one of its affiliates during that period. The maximum number of units available for grant under the Plan is 350,000. As of December 31, 2011, 244,180 units were outstanding, 200,915 of which were granted to individuals when they were employees of the Company. There were 105,820 units available for future grants under the Plan as of December 31, 2011. The value of the units outstanding under the Plan as of December 31, 2011 was $7.5 million. In accordance with the accounting guidance and the cash-based settlement feature, the Plan is classified as a liability award, where the original value was determined on the date of grant and is subsequently re-measured at each statement of financial condition date. Refer to "Note 7: Related Parties" for further information on transfers of certain deferred compensation related liabilities to C-ISC.

Note 6: Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, shall not exceed 15 to 1. The rule also provides equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2011, the Company exceeded its net capital requirement of $209 thousand by $11.8 million. Net capital and aggregate indebtedness were $12.1 million and $3.1 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of 25.96%.

The Company claims exemption to SEC Rule 15c3-3, Determination of Reserve Requirements, based on section (k)(2)(i) - "Special Account for the Exclusive Benefit of customers" of the rule.

Note 7: Related Parties

During 2011, C-ISC provided administrative services to the Company. As of December 31, 2011, the Company has $62 thousand due from C-ISC.

During 2011, MBIA Corp. provided certain management and administrative services to the Company, and allocated overhead costs relating to facilities and costs associated with the use of MBIA personnel by the Company. As of December 31, 2011, the Company has $93 thousand due to MBIA Corp. The Company also accrued $3 thousand of expenses due to Optinuity Alliance Resources Corporation (a subsidiary of MBIA) as reimbursement of expenses paid on behalf of the Company.

During 2011, the Company transferred fixed assets with a net book value of $283 thousand to C-ISC.

Concurrent with the transfer of employees to C-ISC, as discussed in Note 1, the Company transferred investments of approximately $1.3 million, and deferred tax asset of approximately $11 thousand related to MBIA's non-qualified deferred compensation plan to C-ISC at book value.

The Company transferred certain deferred compensation liabilities of approximately $3.4 million, and deferred tax asset in the amount of $1.2 million, related to MBIA's non-qualified deferred compensation plan and deferred cash-based long-term incentive awards to C-ISC at book value. The Company also transferred the deferred tax asset of $86 thousand, associated with outstanding restricted stock shares awarded to the Company's employees as part of MBIA's 2005 Omnibus Incentive Plan to C-ISC.

In addition, certain revenue contracts with affiliates and third party clients were assigned to C-ISC based on agreement with the clients. A lease agreement with National Real Estate Holdings of Armonk, LLC was also assigned to C-ISC effective January 1, 2011.

Note 8: Income Taxes

Pursuant to an agreement between MBIA and its subsidiaries ("MBIA Tax Sharing Agreement"), the Company files its U.S. Corporation Income Tax Return as a member of the MBIA consolidated group. Cutwater-AMC participates in the MBIA Tax Sharing Agreement under which it is allocated its share of tax liability or benefit, determined on a separate company basis. MBIA intends, as part of the agreement, that no member's Federal and state net operating loss will expire without compensation. State income taxes are determined on a separate company basis. Additionally, Cutwater has an informal tax sharing agreement ("Cutwater Tax Sharing Agreement") and tax allocation methodology, to which the Company is a member, and follows a "benefits for loss" method that provides for the sharing of benefits within the consolidated Cutwater group of companies prior to net settlement with the parent company, MBIA.

As of December 31, 2011, the Company reported a net deferred tax asset of $1.4 million which comprised primarily of net operating loss carry forwards and deferred compensation accruals. The Company concluded the Federal and state deferred tax assets will be realized pursuant to the respective provisions in the MBIA and Cutwater Tax Sharing Agreements to benefit losses of subsidiaries prior to expiration.

As of December 31, 2011, the Company has not taken any tax positions in the current and prior tax years which would require a reserve. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Internal Revenue Service ("IRS") has concluded its field work with respect to the examination of tax years 2004 through 2009 of MBIA. On January 12, 2012, the Joint Committee on Taxation notified MBIA that the results of the IRS field examination were reviewed and accepted. No changes were made for the Company.

The Company recognizes accrued interest and penalties with the related tax liability in the statement of financial condition. There were no interest or penalties accrued or paid for the year ended December 31, 2011.

Note 9: Subsequent Events

The Company evaluated all events subsequent to December 31, 2011, through February 28, 2012, for inclusion in the statement of financial condition and/or accompanying notes. No event was noted that would require an adjustment to or additional disclosure in the statement of financial condition.